Prenetics Global Ltd

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

July 12, 2023

VIA EDGAR

Mr. Al Pavot

Mr. Terence O’Brien

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Ltd (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on May 1, 2023 (File No. 001-41401)

Dear Mr. Pavot, Mr. O’Brien, Mr. O’Leary and Ms. Schwartz,

The Company has received the letter dated June 14, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required in order to fully address the Staff’s comments. The Company will provide its response to the letter as soon as possible, in any event no later than July 26, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned by phone at +852 2210 9588 or via email at danny@prenetics.com.

Very truly yours,

/s/ Yeung Danny Sheng Wu
Yeung Danny Sheng Wu

cc:	Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited

Jonathan Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Bayern Chui, Partner, KPMG